SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 20-F
(Mark One)

_X_ Registration statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934 or

      Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

      For the fiscal year ended        or

___ Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

      For the transition period from ___________ to _________________

Commission file number


                 Dynamic Resources Corp.
---------------------------------------------------------
 (Exact name of registrant as specified in this charter)

               Province of Alberta, Canada
---------------------------------------------------------
     (Jurisdiction of incorporation or organization)

          1936 Alcova Ridge Drive
            Las Vegas, NV 89135
------------------------------------------
 (Address of principal executive offices)


Securities registered or to be registered pursuant to section 12(b) of the Act:


                         None               None
             (Title of each class)    (Name of each exchange
                                      on which registered)

Securities registered or to be registered pursuant to Section 12(g) of the Act:

 			 Common Shares Without Par Value
			---------------------------------
        			(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

      				      None
				------------------
 				 (Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the registration statement.
 				70,313,149

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
                                             Yes            No    X

Indicate by check mark which financial statement item the registrant has elected to follow.
                                            Item    17         X       Item   18



















II

                                 TABLE OF CONTENTS

								     PAGE
                                      PART I

ITEM 1.	Identity of Directors, Senior Management and Advisors...........1
         1.1 Directors and Senior Management............................1
         1.2 Advisors...................................................1
         1.3 Auditors...................................................2

ITEM 2. Offer Statistics and Expected Timetable.........................2

ITEM 3. Key Information.................................................2
         3.1 Selected Financial Data....................................2
         3.2 Capitalization and Indebtedness............................5
         3.3 Reasons for the Offer and Use of Proceeds..................5
         3.4 Risk Factors...............................................5

ITEM 4. Information on the Company......................................9
         4.1 History and Development....................................9
         4.2 Franklin Creek and TB1-12 Properties......................10
         4.3 Good Hope Property........................................11
         4.4 Competition...............................................12
         4.5 Management & Employees....................................12
         4.6 Office Space..............................................12
         4.7  Environmental Regulations................................12

ITEM 5. Operating and Financial Review and Prospects...................13
         5.1 Results of Operations.....................................13
         5.2 Liquidity and Capital Resources...........................14

ITEM 6. Directors, Senior Management and Employees.....................15
         6.1 Directors and Senior Management...........................15
         6.2 Compensation of Directors.................................16
         6.3 Board Practices...........................................17
         6.4 Employees.................................................17
         6.5 Share Ownership of Directors and Officers.................18

ITEM 7. Major Shareholders and Related Party Transactions..............18
         7.1 Beneficial Ownership......................................19
         7.2 Related Party Transactions................................19
         7.3 Interests of Experts and Counsel..........................19

ITEM 8. Financial Information..........................................19
         8.1 Legal Proceedings.........................................19
         8.2 Significant Changes.......................................20

ITEM 9. The Offer and Listing..........................................20
         9.1 Offering and Listing Details..............................20

ITEM 10.Additional Information.........................................21
         10.1 Share Capital............................................21
         10.2 Bylaws and Articles......................................25
         10.3 Material Contracts.......................................26
         10.4 Exchange Controls and other Limitations Affecting
		Security Holders.................................. ....27
         10.5 Certain Canadian Federal Income Tax Consequences to U.S.
		Investors..............................................27
         10.6 Documents on Display.....................................28

ITEM 11.Quantitative and Qualitative Disclosures About Market Risk.. ..28

ITEM 12.Descriptions of Securities Other than Equity Securities........28
         12.1 Warrants.................................................28
         12.2 Stock Options............................................29

                                    PART II

ITEM 13.Defaults, Dividend Arrearages and Delinquencies................29

ITEM 14.Material Modifications to the Rights of Security Holders and
	       Use of Proceeds.........................................29

ITEM 15.Controls and Procedures........................................29

ITEM 16.Audit Committee Financial Expert...............................29



                                    PART III

ITEM 17.     Financial Statements

ITEM 18.     Financial Statements

ITEM 19.     Exhibits

SIGNATURE


I

                           FORWARD-LOOKING STATEMENTS

We caution you that certain important factors (including without limitation those set forth in this Form 20-F) may affect our actual results and could cause such results to differ materially from any forward-looking statements that may be deemed to have been made in this Form 20-F registration statement, or that are otherwise made by or on our behalf. For this purpose, any statements contained in this registration statement that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the generality of the foregoing, words such as "may," "except," "believe," "anticipate," "intend," "could," estimate," or "continue," or the negative or other variations of comparable terminology, are intended to identify forward-looking statements.

                                     PART I


ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

1.1  DIRECTORS AND SENIOR MANAGEMENT:

The following table sets forth the name, business address and position of each of the directors and executive officers of the Company:

      Name & Address                       Position

      Robert D. Fedun                      President, Chief Executive Officer,
      1936 Alcova Drive                    Chief Financial Officer and Director
      Las Vegas, Nevada

      Glen C. MacDonald                    Secretary and Director
      #410 - 455 Granville St.
      Vancouver, BC  V6C 1T1 Canada

      Kenneth R. Ralfs                     Director
      4615 London Mews
      Ladner, BC, V4K 4W9  Canada

      Peter Hill                           Director
      1075 Barclay Street
      Vancouver, BC, V6E 1G5 Canada


1.2   ADVISORS:

The following table sets forth the name, business address and position of each of the advisors to the Company:


      Name & Address                             Position

      Bank of Montreal                           Banker
      Commercial Banking
      Main Floor, First Bank Tower
      P.O. Box 49500, 595 Burrard Street
      Vancouver, B.C., Canada  V7X 1L7

      Gregory S. Yanke Law Corporation           Legal Counsel
      200 - 675 West Hastings Street
      Vancouver, B.C., Canada  V6B  1N2

1.3   AUDITORS

      Name & Address                             Position

      Amisano Hanson                             Auditors
      Chartered Accountants
      750 West Pender Street, Suite 604
      Vancouver, BC  V6C 2T7


ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

            Not applicable


ITEM 3. KEY INFORMATION

3.1 SELECTED FINANCIAL DATA

The following tables set forth the audited data of the Company for the fiscal years ended December 31, 2005, 2004, 2003, 2002, and 2001. We derived all figures from our financial statements which were examined by our independent auditor. This information should be read in conjunction with our financial statements included in this registration statement.

Our financial statements included in this registration statement and the table set forth below have been prepared in accordance with accounting principles generally accepted in Canada. A reconciliation to United States generally accepted accounting principles is included in the notes to our financial statements. All amounts in this document are expressed in Canadian dollars, except as expressly indicated otherwise. The first table presents this financial data in accordance with

United Statements generally accepted accounting principles. The second table presents the data in accordance with Canadian generally accepted accounting principles.



U.S. Generally Accepted Accounting Principles

              	SIX- MONTH PERIOD 	SIX- MONTH PERIOD  FISCAL YEAR   FISCAL YEAR   FISCAL YEAR   FISCAL YEAR   FISCAL YEAR
		ENDED JUNE 30,   	ENDED JUNE 30,     ENDED         ENDED DEC.    ENDED DEC.    ENDED  DEC.   ENDED DEC.
                2006           		2005               DECEMBER 31,  31, 2004      31, 2003      31, 2002      31, 2001
                (UNAUDITED)             (UNAUDITED)        2005
Net Operating    $ 20,798               Nil                  Nil           Nil             Nil           Nil           Nil
Revenue
Income (Loss)   ($712,123)           ($451,355)              ($702,731)    ($605,647)    $    4,605      $154,098     ($51,332)
from
operations
Income (Loss)      ($0.01)              ($0.01)              ($0.02)        ($0.03)          $0.01         $0.04        $0.00
per common
share
Total assets     $19,559,548           16,925,670          $18,553,694   $16,840,684     $    5,323          81         $3,852
Net assets        $2,469,489            ($226,154)         $ 1,813,794   $    49,336    ($1,088,039)  ($1,095,144) ($1,249,242)
(liabilities)
Long term        $16,985,211          $16,686,594           16,594,221   $16,686,594        Nil           Nil           Nil
debt
Cash                    Nil                 Nil                  Nil           Nil          Nil           Nil           Nil
dividends per
common share
Deficit          $16,491,635)        ($15,528,136)        ($15,779,512) $(15,076,781) ($14,471,134) ($14,475,739) ($14,629,837)
Capital stock    $18,664,255          $15,154,117          $17,354,359   $15,014,177   $13,383,095   $13,380,595   $13,380,595
Weighted          66,506,998           33,682,208           41,189,782    19,595,448     3,854,657     3,854,657     3,854,657
average
number
of common
shares

Canadian Generally Accepted Accounting Principles


            SIX-MONTH PERIOD ENDED   SIX-MONTH PERIOD ENDED   FISCAL YEAR   FISCAL YEAR    FISCAL YEAR    FISCAL YEAR   FISCAL YEAR
                JUNE 30, 2006            JUNE 30, 2005        ENDED DEC.    ENDED DEC.   ENDED DEC. 31,   ENDED DEC.    ENDED DEC.
                 (UNAUDITED)              (UNAUDITED)          31, 2005      31, 2004         2003         31, 2002      31, 2001

Net                  20,798                    Nil                 Nil           Nil            Nil            Nil           Nil
Operating
Revenue
Earnings          ($727,051)                ($388,075)          (482,415)    ($364,051)       $4,605        $156,098      ($51,332)
(Loss)
from
operations
Earnings           ($0.01)                  ($0.01)             (0.02)        ($0.02)         $0.00          $0.04         $0.00
(Loss) per
common
share
Total            $20,008,532              $17,232,546         $19,017,606   $17,084,280      $7,323         $  2,081        $3,852
assets
Net assets       $ 2,918,473              $    80,722         $ 2,277,706   $   292,932    (1,086,039)    (1,093,144)   (1,249,242)
Long term        $16,985,211              $17,081,958         $16,594,221   $16,686,594        Nil            Nil           Nil
debt
Cash                 Nil                      Nil                 Nil           Nil            Nil            Nil           Nil
dividends
per common
share
Deficit         ($16,042,651)            ($15,221,260)       ($15,315,600) ($14,833,185)  ($14,469,134)  ($14,473,739) ($14,629,837)
Capital          $18,664,255               15,154,117         $17,354,359   $15,014,117    $13,383,095    $13,380,595   $13,380,595
stock
Weighted          66,506,998               33,682,208          41,189,782    19,595,448      3,854,657      3,854,657     3,854,657
average
number
of common
shares

Since June 1, 1970, the government of Canada has permitted a floating exchange rate to determine the value of the Canadian dollar as compared to the United States dollar. On November 7, 2006, the exchange rate in effect for Canadian dollars exchanged for United States dollars, expressed in terms of Canadian dollars was $1.1276. This exchange rate is based on the noon buying rates in New York City, for cable transfers in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York. For the past fiscal year ended December 31 and for the six month period between July 1, 2005 and December 30, 2005, the following exchange rates were in effect for Canadian dollars exchanged for United States dollars, calculated in the same manner as above:

      Period
                                     Average

Period ended Mar. 31, 2005                 $1.2262
Year ended Dec. 31, 2005                   $1.2083
Year ended Dec. 31, 2004                   $1.2984
Year ended Dec. 31, 2003                   $1.3916
Year ended Dec. 31, 2002                   $1.5703
Year ended Dec. 31, 2001                   $1.5519
Year ended Dec. 31, 2000                   $1.4870


                                           Low         High
Month ended Jan 31, 2006                   $1.1436-  $1.1726
Month ended Feb 28, 2006                   $1.1379-  $1.1577

Month ended Mar. 31, 2006                  $1.1320 -  $1.1722
Month ended Apr. 30, 2006                  $1.1203 -  $1.1718
Month ended May. 31, 2006                  $1.0989 -  $1.1232
Month ended Jun. 30, 2006                  $1.0991 -  $1.1241
Month ended Jul 31, 2006                   $1.1415 -  $1.1112
Month ended Aug 31, 2006                   $1.1312 -  $1.1066
Month ended Sept 30, 2006                  $1.1272 -  $1.1052
Month ended Oct 31, 2006                   $1.1384 -  $1.1151

3.2  CAPITALIZATION AND INDEBTEDNESS

      The following table sets forth our capitalization and indebtedness as at June 30,2006 in accordance with United States generally accepted accounting principles:

----------------------------------------------------------------------
|                                              |    June 30, 2006    |
|                                              |(in Canadian Dollars)|
----------------------------------------------------------------------
|                                              |             $104,848|
|Short term debt (unsecured and not guaranteed)|                     |
----------------------------------------------------------------------
|Long term debt                                |          $16,985,211|
----------------------------------------------------------------------
|   TOTAL DEBT                                 |          $17,090,059|
----------------------------------------------------------------------
|                                              |                     |
----------------------------------------------------------------------
|Shareholder's Equity:                         |                     |
----------------------------------------------------------------------
|Capital Stock                                 |          $18,664,255|
----------------------------------------------------------------------
|Contributed Surplus                           |             $296,869|
----------------------------------------------------------------------
|Accumulated Deficit                           |        ($16,491,635)|
----------------------------------------------------------------------
|   TOTAL SHAREHOLDERS' EQUITY                 |           $2,469,489|
----------------------------------------------------------------------
|                                              |                     |
----------------------------------------------------------------------
|TOTAL CAPITALIZATION                          |          $19,559,548|
----------------------------------------------------------------------


3.3   REASONS FOR THE OFFER AND USE OF PROCEEDS

       Not Applicable

3.4 RISK FACTORS

Any investment in our common shares involves a high degree of risk. You should consider carefully the following information before you decide to buy our common shares. If any of the events discussed in the following risk factors actually occurs, our business, financial condition or results of operations would likely suffer. In this case, the market price of our common shares could decline, and you could lose all or part of your investment in our shares. In particular, you should consider carefully the following risk factors:

WE HAVE A HISTORY OF LOSSES.

We have incurred losses in our business operations since inception, and we expect that we will continue to lose money for the foreseeable future. From our incorporation on May 21, 1993 to June 30, 2006, we have incurred losses totalling $16,491,635. Very few junior resource companies ever become profitable. Failure to achieve and maintain profitability may adversely affect the market price of our common stock.

WE HAVE LIMITED FINANCIAL RESOURCES AND NO SOURCE OF CASH FLOW.

We have limited  financial  resources,  no  source of operating cash flow and no assurance that additional funding will be available to us for further exploration of our projects or to fulfil our obligations under any applicable agreements. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration of our projects with the possible loss of such properties.

VERY FEW MINERAL PROPERTIES ARE ULTIMATELY DEVELOPED INTO PRODUCING MINES.

The business of exploration for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. At present, our mineral properties have no known body of commercial ore. Most exploration projects do not result in the discovery of commercially mineable deposits of ore.

Substantial expenditures are required for us to establish ore reserves through drilling, to develop metallurgical processes, to extract the metal from the ore and, in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining.

Although substantial benefits may be derived from the discovery of a major mineral deposit, no assurance can be given that we will discover minerals in sufficient quantities to justify commercial operations or that we can obtain the funds required for development on a timely basis. The economics of developing precious and base metal mineral properties is affected by many factors including the cost of operations, variations in the grade of ore mined, fluctuations in metal markets, costs of processing equipment and other factors such as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. We have no producing mines at this time.

IF WE DO NOT OBTAIN ADDITIONAL FINANCING, OUR BUSINESS WILL FAIL.

Except for those planned for the current year, our current operating funds are less than necessary to complete exploration of our mineral claims, and therefore we will need to obtain additional financing in order to complete our business plan. As at June 30, 2006 we had cash in the amount of $148,355. Our business plan calls for significant expenses in connection with the exploration of our mineral claims. We will require additional financing in order to complete these activities. In addition, we will require additional financing to sustain our business operations if we are not successful in earning revenues once exploration is complete. We do not currently have any arrangements for financing and we can provide no assurance to investors that we will be able to find such financing if required.

We believe the only realistic source of future funds presently available to us is through the sale of equity capital. Any sale of share capital will result in dilution to existing shareholders. The only other alternative for the financing of further exploration would be the offering by us of an interest in our properties to be earned by another party or parties carrying out further exploration thereof.

BECAUSE MANAGEMENT HAS ONLY LIMITED EXPERIENCE IN RESOURCE EXPLORATION, THE BUSINESS HAS A HIGHER RISK OF FAILURE.

Our management, while experienced in business operations, has only limited experience in resource exploration. Only one of our directors or officers has any significant technical training or experience in resource exploration or mining. We rely on the opinions of consulting geologists that we retain from time to time for specific exploration projects or property reviews. As a result of our management's inexperience, there is a higher risk of our being unable to complete our business plan.

MINERAL EXPLORATION INVOLVES A HIGH DEGREE OF RISK AGAINST WHICH WE ARE NOT CURRENTLY INSURED.

Unusual or unexpected rock formations, formation pressures, fires, power outages, labour disruptions, flooding, cave-ins, landslides and the inability to obtain suitable or adequate machinery, equipment or labour are risks involved in the operation of mines and the conduct of exploration programs. We have relied on and will continue to rely upon consultants and others for exploration expertise.

It is not always possible to fully insure against such risks and we may decide not to take out insurance against such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of our common stock. We do not currently maintain insurance against environmental risks relating to our property interest.


THERE IS NO ASSURANCE OF THE TITLE TO OR BOUNDARIES OF OUR RESOURCE PROPERTIES.

Our resource property interests may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by undetected defects. We have not conducted surveys on the property and there is a risk that the boundaries could be challenged.

WE MAY REQUIRE PERMITS AND LICENSES THAT WE MAY NOT BE ABLE TO OBTAIN.

Our operations may require licenses and permits from various governmental authorities. There can be no assurance that we will be able to obtain all necessary licenses and permits that may be required to conduct exploration, development and mining operations at our projects.

METAL AND NATURAL GAS PRICES FLUCTUATE WIDELY.

Factors  beyond our control may affect the  marketability  of  any  resource  we
discover.   Metal and natural gas prices have fluctuated widely, particularly in recent years.  The effect of these factors cannot accurately be predicted.

THE RESOURCE INDUSTRY IS VERY COMPETITIVE.

The resource industry is intensely competitive in all its phases. We compete with many companies possessing greater financial resources and technical facilities than us for the acquisition of mineral concessions, claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees.

OUR OPERATIONS MAY BE ADVERSELY AFFECTED BY ENVIRONMENTAL REGULATIONS.

Our operations may be subject to environmental regulations promulgated by government agencies from time to time. Environmental legislation provides for restrictions and prohibitions on spills, release or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution. A breach of such legislation may result in the imposition of fines and penalties. In addition, certain types of operations require the submission and approval of environmental impact assessments. Environmental legislation is evolving in a manner which means that standards, enforcement, fines and penalties for non-compliance are more stringent. Environmental assessments of proposed projects carry a heightened degree of responsibility for us and our directors, officers and consultants. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of our operations. We do not maintain environmental liability insurance.

THE TRADING MARKET FOR OUR SHARES IS NOT ALWAYS LIQUID.

Although our shares trade on the Pink Sheets and the Canadian Trading and Quotations System ("CNQ"), the volume of shares traded at any one time can be limited, and, as a result, there may not be a liquid trading market for our shares.

OUR SECURITIES MAY BE SUBJECT TO PENNY STOCK REGULATION.

If a market for our securities develops and the price of our common stock falls below $5.00 per share, then we will be subject to "penny stock" regulation. "Penny stock" rules impose additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and accredited investors (generally those with assets in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 together with a spouse). For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchase of such securities and have received the purchaser's written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the transaction, of a disclosure schedule prescribed by the Commission relating to the penny stock market. The broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative and current quotations for the securities. Finally, monthly statements must be sent disclosing recent price information on the limited market in penny stocks. Consequently, the "penny stock" rules may restrict the ability of broker-dealers to sell our shares of common stock. The market price of our shares would likely suffer as a result.


ITEM 4.  INFORMATION ON THE COMPANY

4.1  HISTORY AND DEVELOPMENT

We were incorporated under the name "Dynamic Ventures Ltd." pursuant to the Business Corporations Act in the Province of Alberta, Canada by registration of our Memorandum and Articles of Association and the issuance by the Registrar of Companies of a Certificate of Incorporation on May 21, 1993. Our previous business activities included the acquisition and development of mineral properties, directly and through joint ventures. At our annual and special meeting of shareholders held on February 23, 2004, shareholders approved a special resolution to consolidate our issued share capital, of which 40,546,565 common shares were issued and outstanding, into 4,054,657 common shares, every ten of such shares before consolidation being consolidated into one common share without par value. This share consolidation was effective on March 5, 2004.
Concurrently, our name changed to "Dynamic Resources Corp." Our head office, and address for service, is located at 1936 Alcova Ridge Drive, Las Vegas, Nevada 89135. Our telephone number is (702) 254-5594.

We   have   not  been  involved  in  any  bankruptcy,  receivership  or  similar proceedings, nor have we been a party to any material reclassification, merger, consolidation or purchase or sale of a significant amount of assets.

We are engaged in the business of acquiring and exploring resource properties and are considered to be a pre-exploration stage company.

During 2002, we acquired the rights to a 100% interest in 16 mineral property claims located in the Whitehorse Mining District, Yukon Territory, Canada, known as the Franklin Creek property.

In 2004, we entered into an option agreement to earn a 60% interest in 97 mineral claims located in Elko Country, Nevada, U.S.A, known as the Good Hope property, our company's principal property; we entered into agreements to purchase a 100% interest in and to mineral claims situated in the South Mining district of the Northwest Territories, Canada, referred to as the TB1-12 claims and the Mag 1-2 claims; and we acquired an interest in a limited partnership involved in the petroleum and natural gas industry.

In 2005 (1) we signed two participation agreements with Bayshore Exploration L.L.C. in respect of two separate 3% working interests in the Cooke Ranch Deep Prospect in La Salle County, Texas; (2) we entered into two separate agreements to acquire 100% interests in certain mineral claims located in the Northwest Territories, Canada; and (3) we entered into two agreements to acquire 100% working interests and 75% net revenue interests in oil and gas prospects located in Motley and Floyd Counties, U.S.A.

Subsequent to our 2005 Fiscal Year End we entered into a joint venture acquisition agreement to acquire an acreage position in an oil and gas filed in Louisiana, acquired a 100% working interest and a 75% net revenue interest in certain oil and gas leases in Floyd County, Texas, and sold 83% of our interest in the Good Hope Property.

All of our resource property interests are in the exploration stage. There is no assurance that a commercially viable mineral deposit exist on our mineral claim interests and no guarantee that we will discover commercial quantities of oil and gas on our oil and gas prospects.

All funds required for our principal capital expenditures were raised from the sale of our securities.

4.2   FRANKLIN CREEK

By agreement dated October 1, 2002, we acquired the rights to a 100% interest in 16 mineral property claims located in the Whitehorse Mining District, Yukon Territory, Canada, known as the Franklin Creek property. As consideration for this acquisition, we issued 200,000 (pre-consolidation) common shares at an agreed value of $2,000.

Location and Access

The Franklin Creek property is located in the Whitehorse Mining District, Yukon Territory, Canada, 120 kilometres northwest of the Whitehorse area. The claims are accessible by following the Alaska Highway west from Whitehorse to the Aishihik Lake turnoff and by travelling north by gravel road 50 kilometres to Hopkins Lake. The Aishihk Lake gravel road traverses the property south to north.

Hopkins Lake lies at an elevation of 3,250 feet and the Aishinik road is at about 3,340 feet. From the road a relatively flat area extends to the base of the main ridge. Water for camp use and for drilling is available from Franklin Creek. The town of Whitehorse, with a population of 25,000, has an experience work force that is familiar with mining and all aspects of mineral development.

Claims Details

The Franklin Creek property consists of 16 mineral claims registered as the GUY 1- 16 claims under record number YC19466-481.

Exploration History

Work completed to date at the Franklin Creek prospect since 1968 includes geophysical surveying (magnetometer and induced polarization), geological mapping, prospecting, access road construction, trenching, 7,096 feet of core drilling and 8,500 feet of percussion drilling.

Geophysical surveying is the search for mineral deposits by measuring the physical property of near-surface rocks, and looking for unusual responses caused by the presence of mineralization. Geophysical surveys are applied in situations where there is insufficient information obtainable from the property surface to allow informed opinions concerning the merit of properties. Magnetometer and induced polarization surveys are two common types of geophysical surveys. The magnetometer method involves measuring the strength of the earth's magnetic field. Variations in the magnetic readings on the property may indicate the increased likelihood of precious or base minerals in the area. Induced polarization surveys measure various electrical responses to the passage of alternating currents of different frequencies. Readings can indicate the presence of certain types of mineral deposits.

In 1976, Whitehorse Copper Mines Ltd. optioned the property and conducted programs of line cutting, geophysical surveying, geological mapping and drilling. Line cutting involves removing bush from the property in order to produce straight clearings. This provides grid boundaries for geophysical and other surveys. Geological mapping involves plotting previous exploration data relating to a property on a map in order to determine the best property locations to conduct subsequent exploration work. Drilling involves extracting a long cylinder of rock from the ground to determine amounts of metals at different depths. Pieces of the rock obtained, known as drill core, are analysed for mineral content.

4.3   GOOD HOPE PROPERTY

By an agreement dated February 26, 2004, we entered into an option and joint venture agreement with Consolidated Global Minerals Inc. whereby we were granted the right to acquire a 60% interest in the Good Hope property, located in Nevada, U.S.A.

The Good Hope property is located in the Tuscarora Mountains of Elko County, north-central Nevada, approximately 56 miles from Elko. The property is situated within the Tuscarora volcanic field, which hosts several producing gold-silver mining camps.

The project area covers most of the Good Hope Mining District, about 12 miles northwest of the old mining town of Tuscarora, which is about 38 miles northwest of the town of Elko. Elko lies on Interstate Highway I-80 about halfway between Reno, Nevada and Salt Lake City, Utah. From Reno, Nevada, access to the Good Hope Project area is by Interstate Highway I-80 east for about 280 miles to Elko (Exit 301 on I-80), then north on paved State Highway 225 for about 26 miles, then northwest on paved State Highway 226, and then turning off to the west onto gravel roads. Elko is the county seat and service centre for mining activities in the area. Elko has a regional airport with helicopter services available.

The Good Hope property is situated within a zone of world class gold endowment where the potential of finding a large, high-grade gold mine are favourable. The project area covers the historic Good Hope mining district, where mineralization was first discovered in the 1870's and originally named the Amazon district for the mines on Amazon Creek and organized shortly after discovery. The western area was organized as the Aurora district in 1875 and both areas were renamed the Good Hope district in about 1878. The district had production between the 1870's and 1950, and the Good Hope property includes the past producing mines within its claim boundaries.

Industrial scale exploration of the region began in the 1960's following the discovery of the Carlin deposit, and included drilling in the Good hope property in 1972 by Great Basin Exploration, Western Nuclear Corporation previous to 1986, Phelps Dodge Corporation in 1986 and Cominco American Resources in 1988. Western States Minerals also drilled in the Good Hope property in the 1990's but the locations and results of this drilling are uncertain.

On the Good Hope property, there are several caved shafts, adits, and open cuts, with their associated small waste dumps. There are also numerous small prospect pits and some old drill sites can still be recognized. Apart from various unimproved dirt roads leading to the various old mine workings, there are no improvements on the property.

On June 6, 2006 we entered into an agreement with Reno Gold Corp ("Reno"), and Consolidated Global Minerals Inc. ("Consolidated") pursuant to which, and subject to the following, all, except for a 10% carried interest, of our right, title and interest in the Good Hope Property was sold to Reno in consideration for: (1) Reno agreeing to transfer common shares in its capital stock equal in value to US$ 50,000 to us; and (2) we agreeing to contribute 1/6 of all monies required to be spent after December 31, 2007 in furtherance of the original option and joint venture agreement with Consolidated.

4.4   ADDITIONAL PROPERTY INTERESTS

We also hold interests in the following resource properties:

    1.We entered into an agreement dated June 9, 2004 with WGT Consultants (NWT)
      Ltd. to acquire the rights to a 100% interest in the TB1-12 mineral claims (the "TB1-12 Prospect") located in the South Mining District of the Northwest Territories, Canada. As consideration, we paid $15,000 cash and issued 1,000,000 common shares in our capital valued at $0.05 per share.

    2.We entered into an agreement dated August 17, 2004 to acquire a 100% interest in certain mineral claims (the "MAG 1-2 Prospect") in the Northwest Territories, Canada. As consideration, we paid $5,000 cash and issued 750,000 common shares in our capital stock valued at $0.05 per share.

    3.On June 30, 2004, we acquired an interest in a limited partnership (the
      "Partnership") involved in the petroleum and natural gas industry for US$16,759,130. In consideration, we issued to the vendors promissory notes totaling US$16,759,130 which bear interest at 4.75% and are all repayable on or before November 30, 2008. The promissory notes are entirely secured by a charge on our interest in the Partnership.


    4.On  May  12, 2005 we  signed  a  participation  agreement   with  Bayshore
      Exploration L.L.C. in respect to a 3% working interest in the Cooke Ranch Deep Prospect (the "Cook Ranch Prospect One") in La Salle County, Texas. As consideration, we paid US$351,000 cash.



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



      Pursuant to further terms on the agreement, we will earn the right to participate in future drilling on an area covering a total of 8,880 in the same area.


    5.On July 5, 2005 we entered into an agreement with Bill Timmins to acquire a 100% interest in certain mineral claims (the "Alan Claims") located in the Northwest Territories, Canada. As consideration, we paid $4,500 cash and issued 1,000,000 common shares in our capital stock valued at $0.05 per share.


    6.On September 21, 2005 we  entered into  an  agreement  with Dawn Petroleum
      LLC to acquire a 100% working interest and a 75% net revenue interest in an oil and gas prospect located in Motley and Floyd Counties, Texas, U.S.A. (the "Motley and Floyd Prospect"). As consideration, we paid US$92,216 cash and agreed to issue 900,000 common shares in our capital stock valued at $0.15 per share.


    7.On October 28, 2005  we entered into an  agreement  with  Impala  Resource
      Services Ltd. to acquire a 100% interest in a mineral claim (the "Sunset Lake Claim") located near Sunset Lake in the Northwest Territories, Canada. As consideration, we paid $6,000 cash and issue 900,000 common shares in or capital stock valued at $0.15 per share.


    8.On November 17, 2005 we entered  into  an  agreement with  Baron Resources
      LLC to acquire a 100% working interest and a 75% net revenue interest in an oil and gas prospect located in Floyd County, Texas, U.S.A. (the "Palo Duro Prospect"). As consideration we paid US$320,000 cash and agreed to issue 3,000,000 common shares in our capital stock at an agreed value of $0.135 each.

    9.On  December  16, 2005 we signed a participation agreement  with  Bayshore
      Exploration L.L.C. in respect to a 3% working interest in the Cooke Ranch Deep Prospect (the "Cook Ranch Prospect Two") in La Salle County, Texas. As consideration, we paid US$19,200 cash.

   10.On February 20, 2006  we entered into an agreement with Meaghan Oil & Gas
      Properties, Inc. with respect to a 100% working interest and a 75% net revenue interest in an oil and gas prospect located in the Floyd County, Texas (the "Palo Duro Prospect"). As consideration we paid US$277,680 cash and issued 2,500,000 common shares in our capital stock valued at $0.14 per share.

   11.On February  12,  2006, we entered into a 50/50 joint venture acquisition agreement with Tyner Texas Operating Company and Sierra Pine Resources International to acquire an acreage position in an oil and gas prospect in Bossier County, Louisiana (the "Sentell Field Prospect"). As consideration we paid $263,885.




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



4.4 COMPETITION

The mineral property exploration business, in general, is intensively competitive and there is not any assurance that even if commercial quantities of ore are discovered, a ready market will exist for sale of same. Numerous factors beyond our control may affect the marketability of any substances discovered. These factors include market fluctuations, the proximity and capacity of natural resource markets and processing equipment, government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of mineral and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may make it difficult for us to receive an adequate return on investment.

We compete with many companies possessing greater financial resources and technical facilities for the acquisition of mineral concessions, claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees. However, due to low metal prices, we do not anticipate any difficulties retaining geologists or other consultants.

4.5   MANAGEMENT & EMPLOYEES

We have one employee other than our directors and officers.

Our President, Chief Financial Officer and Chief Executive Officer, Robert Fedun devotes 90% of his business time to our affairs. We do not have a written management agreement with Mr. Fedun, however the board of directors has agreed to compensate him at a rate of US$6,000 per month.

4.6   OFFICE SPACE

We utilize about 300 square feet of office space in Las Vegas, Nevada. Our rent and related office expenses total approximately US$2,000.00 per month.

4.7   ENVIRONMENTAL REGULATIONS

We will be required to comply with all regulations, rules and directives of governmental authorities and agencies applicable to the exploration of minerals in the Northwest Territories and Nevada respectively.

We will have to sustain the cost of reclamation and environmental mediation for all exploration and development work undertaken. The amount of these costs is not known at this time as we do not know the extent of the exploration program that will be undertaken beyond completion of the currently planned work programs. Because there is presently no information on the size, tenor, or quality of any resource or reserve at this time, it is impossible to assess the impact of any capital expenditures on earnings or our competitive position in the event a potentially economic deposit is discovered.

If we enter into production, the cost o f complying with permit and regulatory environment laws will be greater than in the exploration phases because the impact on the project area is greater. Permits and regulations will control all aspects of any production program if the project



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



continues to that stage because of the potential impact on the environment. Examples of regulatory requirements include:

      -     Water discharge will have to meet water standards;

      -     Dust generation will have to be minimal or otherwise re-mediated;

      - Dumping of material on the surface will have to be re-contoured and re-vegetated;

      - An assessment of all material to be left on the surface will need to be environmentally benign;

      - Ground water will have to be monitored for any potential contaminants;

      - The socio-economic impact of the project will have to be evaluated and if deemed negative, will have to be re-mediated; and

      - There will have to be an impact report of the work on the local fauna and flora.


ITEM 5.     OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5.1   OPERATING RESULTS

We were incorporated under the name "Dynamic Ventures Ltd." in the Province of Alberta, Canada on May 21, 1993. Our previous business activities included the acquisition and development of mineral properties, directly and through joint ventures.

During 2002, we acquired the rights to a 100% interest in 16 mineral property claims located in the Whitehorse Mining District, Yukon Territory, Canada, known as the Franklin Creek Property. As consideration for this acquisition, we were obligated to issue 2,000,000 (pre-consolidation) common shares at an agreed value of $2,000. The shares have been issued relating to this agreement.

We were substantially inactive during the years ended December 31, 2003 and 2002. The income of $156,098 for the fiscal 2002 was primarily due to a gain on settlement of accounts payable of $199,935. The income of $4,605 for the fiscal 2003 was a result of a gain on foreign exchange of $107,945 and administrative expenses of $103,340.

We became more active in fiscal 2004 and incurred increased general and administrative costs resulting in a loss of $364,051. The assets increased from a nominal amount as at December 31, 2003 to $17,084,280 as at December 31, 2004 primarily due to the increase in mineral property interests of $261,088 and the investment in the limited partnership in consideration for a promissory note resulting in an investment in limited partnership of $16,686,594, and a long term promissory note payable of $16,686,594 as at December 31, 2004.

In February, 2004, we entered into an option and joint venture agreement pursuant to which we have the right to earn a 60% interest in 97 mining claims situated in the Elko County, Nevada, U.S.A. We paid US$15,000 and issued 1,000,000 common shares with a deemed value of $50,000 as consideration for this acquisition. To earn our interest, we are required to pay an additional US$75,000 in stages and expend US$600,000 on exploration in stages over three years. We have paid $35,000 of the staged payments to date, and we have expended $100,000 to date on exploration.

In June, 2004, we entered into an agreement to acquire the rights to a 100% interest in certain mineral claims located in the South Mining District of the Northwest Territories, Canada. As consideration, we paid $15,000 and issued 1,000,000 common shares at a deemed value of $50,000.

In August, 2004, we entered into an agreement to acquire a 100% interest in certain mineral claims located in the Northwest Territories, Canada. As consideration, we paid $5,000 and issued 750,000 common shares valued at $0.05 per share.

On June 30, 2004, we acquired an interest in a limited partnership (the "Partnership") involved in the petroleum and natural gas industry for $16,759,130. In consideration, we issued to the vendors promissory notes totaling $16,759,130 which bear interest at 4.75% and are all repayable on or before November 30, 2008. The promissory notes are entirely secured by a charge on our interest in the Partnership. The promissory notes payable balance of $16,686,594 as at December 31, 2004 included accrued interest of $452,119. At December 31, 2004, the investment in the Partnership was written down by $3,781,723

The increase in the mineral properties during fiscal 2004 was as a result of cash payments of $104,096 and the issuance of 2,750,000 shares valued at $137,500 pursuant to the acquisition of various properties. Current assets (components of working capital) also increased by $114,002 as a result of various financings completed during fiscal 2004.

During the year ended Dec 31, 2004 we incurred a loss of $364,051. Some of the significant expenses were accounting and audit fees of $38,747, consulting fees of $160,130, investor relations costs of $59,596, legal fees of $17,037, office costs of $12,896, rent of $16,070, telephone costs of $6,797, transfer agent and filing fees of $30,968, travel costs of $ 35,269, and the management fees of $72,000 paid or accrued to a director and stock based compensation expense of $112,000 resulting from the granting of share purchase options during the year. As well, we had a net gain of $224,337 during the fiscal year 2004 from the investment in the Partnership effectively allowing us to utilize our tax losses. The net gain of $224,337 includes the limited partnership income of $4,860,558, the interest on promissory notes of $(854,498) and the write-down of the investment in the Partnership of $(3,781,723).

At fiscal year end 2004 we had cash on hand of $105,395, accounts receivable of $13,868 and prepaid expenses of $8,375. During the year ended December 31, 2005 we incurred a loss of $482,415. Some of the significant expenses were $79,972 for accounting and audit fees, $200,211 in consulting fees, $124,481 in investor relations costs, $33,615 in legal fees, $83,479 in management fees paid or accrued to a director, $32,319 in office costs, $23,839 in rent, $8,728 in telephone costs, $18,751 in transfer agent and filing fees, $126,947 in stock-based compensation, and $45,813 in travel. As well, we had a net gain of $314,079 from the investment in the Partnership.

In May, 2005 we signed participation agreement with Bayshore Exploration L.L.C. in respect to a 3% working interest in the Cooke Ranch Deep Prospect One in La Salle County, Texas. As consideration, we paid US$351,000 cash. Pursuant to further terms on the agreement, we will earn the right to participate in future drilling on an area covering a total of 8,880 in the same area. In the event that an oil and gas well completion is attempted we have agreed to pay an additional US$59,460.

In July, 2005 we entered into an agreement to acquire a 100% interest in certain mineral claims located in the Northwest Territories, Canada. As consideration, we paid $4,500 cash and issued 1,000,000 common shares in our capital stock at a deemed value of $0.05 each.

In September, 2005 we entered into an agreement to acquire a 100% working interest and a 75% net revenue interest in an oil and gas prospect located in Motley and Floyd Counties, Texas, U.S.A. As consideration, we paid US$92,216 cash and issued 900,000 common shares in our capital stock valued at $0.15 per share.

In October, 2005 we entered into an agreement with Impala Resource Services Ltd. to acquire a 100% interest in a mineral claim located near Sunset Lake in the Northwest Territories, Canada. As consideration, we paid $6,000 cash and issued 900,000 common shares in our capital stock valued at $0.15 per share.

In November, 2005 we entered into an agreement to acquire a 100% working interest and a 75% net revenue interest in an oil and gas prospect located in Floyd County, Texas, U.S.A. As consideration, we paid US$320,000 cash and agreed to issue 3,000,000 common shares in our capital stock valued at $0.135 per share.

In December, 2005 we signed another participation agreement with Bayshore Exploration L.L.C. in respect to a 3% working interest in the Cooke Ranch Deep Prospect Two in La Salle County, Texas. As consideration, we paid US$19,200 cash.

At the end of the six month period ended June 30, 2006 we had cash on hand of $148,355, accounts receivable of $98,599 and prepaid expenses of $12,118.

In February 2006 we entered into an agreement with Meaghan Oil & Gas Properties, Inc. with respect to a 100% working interest and a 75% net revenue interest in the Palo Duro Prospect. As consideration we paid US$277,680 cash and issued 2,500,000 common shares in our capital stock valued at $0.14 per share.

Also in February 2006, we entered into a 50/50 joint venture acquisition agreement with Tyner Texas Operating Company and Sierra Pine Resources International to acquire an acreage position in the Sentell Field Prospect. As consideration we paid US$263,885.

The joint ventures have agreed to pay US$20 per acre to acquire all leasehold, mineral interests on contractual rights within the prospect area, subject to an overriding royalty interest of 1% to 4%. The joint ventures have an obligation to drill a well within the first year to earn the acreage.


5.1  LIQUIDITY AND CAPITAL RESOURCES

Since our incorporation, we have financed our operations to date primarily through the issuance of common shares and the exercise of stock options. We expect to finance operations through the sale of equity and/or debt in the foreseeable future as we have no sources of revenue from our business operations. There is no guarantee that we will be successful in arranging financing on acceptable terms.

Net cash used in operating activities for the year ended December 31, 2004 was $518,058 compared to net cash used of $70,611 during the year ended December 31, 2003. The cash used in operating activities for period consists primarily of the operating loss from the general and administrative expenditures and a change in non-cash working capital items. Working capital increased significantly during the year ended December 31, 2004 due to the settlement of a total of $936,382 in accounts payable and amounts due to a director with the issuance of 15,021,839 common shares. Net cash provided by investing activities for the year ended December 31, 2004 was $1,027,783 compared to $Nil during the year ended December 31, 2003. Cash provided during the fiscal 2004 consists of distributions of $1,151,371 from the Partnership. We acquired the interest in the Partnership for $16,759,130 in consideration for a promissory note of $16,759,130. During fiscal 2004, we also incurred expenditures on mineral properties of $123,588 and issued non-cash consideration of 2,950,000 common shares at a value of $139,500 pursuant to the acquisition of mineral properties.

Financing activities used cash of $406,831 during the year ended December 31, 2004, compared to $73,031 for the year ended December 31, 2003. Cash of $555,140 was provided from the issuance of capital stock, $927,034 was repaid on the promissory notes financing the investment in the Partnership, and a director was advanced $34,937.

During the year ended December 31, 2004 we consolidated our common stock on the basis of ten old shares for one new share. All references to common shares and per share amounts have been retroactively restated to give effect to the share consolidation.

We issued 11,655,986 units pursuant to private placements for gross proceeds of $582,799 of which $2,500 was received during the year ended December 31, 2003. Each unit consists of one share of common stock and one share purchase warrant entitling the holder to purchase one additional common share at $0.15 per share for a period of two years. We also issued 100,000 shares of common stock at a fair value of $0.05 per share as a financing fee.

We issued 200,000 common shares at a fair value of $2,000 and 2,750,000 common shares at a fair value of $137,500 pursuant to the acquisition of mineral properties. We issued 15,021,839 common shares in settlement of accounts payable of $733,491 and due to related parties of $202,891 at prices ranging from $0.05 to $0.15 per share.

During the year ended December 31, 2005, we had a net increase of $290,290 in cash compared to a net increase in 2004 of $102,894 and $2,420 in 2003.

Net cash used in operation activities for the year ended December 31, 2005 was $667,393 compared to net cash used of $518,058 during the year ended December 31, 2004. The cash used in operating activities for these periods consists primarily of the operating loss from the general and administrative expenditures and a change in non-cash working capital items.

Net cash provided by investing activities for the year ended December 31, 2005 was $212,424 compared to cash provided of $1,027,783 during the year ended December 31, 2004. The cash provided by investing activities consisted of resource properties costs of $977, 645, and distributions from the Partnership of $1,190,069.

Net cash provided by financing activities for the twelve month period ended December 31, 2005 was $745,259 compared to net cash used of $406,831 during the year ended December 31, 2004. The cash provided by financing activities consisted of proceeds from the issuance of common shares of $1,575,242, repayment of promissory notes of $875, 939, and advances from directors of $46,006.

During the period ended June 30, 2006 we received total proceeds of $456,595 from a private placement of 3,043,967 units at $0.15 per unit. Each unit consists of one common share and one common share purchase warrant exercisable at $0.20 for a period of two years. A Finder's fee of $40,384 was paid in connection with this placement as well as 269,230 agent's share purchase options. Each agent option entitles the agent to acquire one unit at $0.15 for a period of two years. We also issued 3,770,000 common shares at $0.15 per share pursuant to the exercise of share purchase warrants 2,500,000 common shares valued at $350,000 as consideration for the acquisition of a resource property, and granted 300,000 stock options to a consultant, exercisable at $0.16 per share until April 17, 2001.

We now have sufficient funds to meet our property maintenance payments for 2006 and cover anticipated administrative expenses throughout the year.

We will continue to focus exploration and development efforts on the Franklin Creek properties located in Yukon Territory, the TB1-12 property located in the NWT Canada, and the Good Hope property located in Nevada, U.S.A.


To a significant extent, our ability to raise capital is affected by trends and uncertainties beyond our control. These include the market prices for base and precious metals and results from our exploration programs. Our ability to attain our business objectives may be significantly impaired if precious metal prices fall or if results from our intended exploration programs on our properties are unsuccessful.

Our auditors are of the opinion that our continued operations are dependent upon our ability to receive continued financial support, to complete public equity financing or generate profitable operations in the future. Due to the nature of our business, there is substantial doubt about our ability to continue as a going concern.


We have sufficient funds on hand to meet our 2006 commitments and anticipate further equity offerings to fund our 2007 commitments.



ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

     6.1DIRECTORS AND SENIOR MANAGEMENT

DIRECTORS:
Name of Director        Age
----------------------  -----
Robert D. Fedun         62
Glen C. MacDonald       55
Kenneth R. Ralfs        57
Peter Hill              69

EXECUTIVE OFFICERS:
Name of Officer         Age           Office
Robert D. Fedun         62            President, Chief Executive Officer and CFO
Glen C. MacDonald       55            Secretary
--------------------    -----         ------------------------------------------


The following describes the business experience of our directors and executive officers, including other directorships held in reporting companies:


ROBERT D. FEDUN

Mr. Fedun has been our President, Chief Executive Officer, CFO and a Director since 1994. Mr. Fedun attended the Northern Alberta Institute of Technology
(NAIT) in Edmonton, Alberta where he was enrolled in Hyrocarbon Technology, commencing in 1961 and graduating in 1964 with a Diploma in Gas Technology. After completing his studies, Mr. Fedun worked for Shell Canada, Home Oil and Pan American Petroleum in Edmonton, Alberta until 1974. Between 1974 and 1980 he worked with Gardner Denver Corporation as a Sales & Marketing executive, based in Edmonton and Calgary Alberta. Between 1980 and 1986 Mr. Fedun worked as Vice President Sales and Engineering with Pamco Ltd. in Calgary, Alberta.

Following this, he continued his work in Calgary as President of International Focus between 1986 and 1990. Between 1991 and 1994 Mr. Fedun was resident of Petro Plus in Kelowna, B.C. before joining Dynamic Ventures Ltd. (now Dynamic Resources Corp.).

GLEN MACDONALD

Mr. MacDonald has been our Secretary and a Director since 1996. After graduating from St. Michaels School in Victoria, B.C. in 1966, Mr. MacDonald continued his studies at the University of British Columbia (UBC), completing his Bachelor of Arts in 1971 and a Bachelor of Science in 1973. After graduation, Mr. MacDonald began working as a mine geologist with Whitehorse Copper Mines in Whitehorse until 1975. Between 1975 and 1982 he worked as District Manager for the Yukon Territory for Noranda Mines. Since 1982 to present Mr. MacDonald has been a self-employed consulting geological engineer. He is currently a member of the Alberta Professional Engineers and Geologists Association and a member of the B.C. Association of Professional Engineers and Geoscientists.


KENNETH RALFS

For the last five years Mr. Ralfs has been self employed as an investor.


PETER HILL

Mr. Hill has been a director since September, 2005. For the last five years Mr. Hill has been retired.


There are no arrangements or understandings between any of our directors or executive officers, pursuant to which they were selected to be a director or executive officer, nor are there any family relationships among any of our directors and officers.



6.2COMPENSATION OF DIRECTORS

We are required, under applicable securities legislation in Canada, to disclose to our shareholders details of compensation paid to our directors. The following fairly reflects all material information regarding compensation paid to our directors in our fiscal year ended December 31, 2005.

                           SUMMARY COMPENSATION TABLE





                                   ANNUAL COMPENSATION                            LONG-TERM COMPENSATION
    NAME AND PRINCIPAL                        					AWARDS					ALL OTHER
         POSITION
                                                           RESTRICTED STOCK SECURITIES
                          YEAR SALARY  BONUS OTHER OTHER       AWARDS       UNDERLYING OPTIONS/ 	LTIP
           			       COMPENSATION			    SAR'S			PAYOUTS		COMPENSATION

 Robert Fedun              2005  Nil    Nil   US$72,000          Nil                   800,000               Nil          Nil
 President, CEO, CFO and
 Director
 Glen C. MacDonald         2005  Nil    Nil      Nil             Nil                   800,000               Nil          Nil
 Secretary and Director
 Kenneth R. Ralfs          2005  Nil    Nil      Nil             Nil                   800,000               Nil          Nil
 Director
 Peter Hill                2005  Nil    Nil      Nil             Nil                   500,000               Nil          Nil
 Director


The above options were granted for no consideration and entitle the holder thereof the right to acquire one common share at $0.10 per share for each option held, 500,000 options expire on February 4, 2010, with the balance of 2,400,000 expiring on October 1, 2009. As at July *, 2006 all 2,900,000 directors' share purchase options were still outstanding.

During the 2004 fiscal year, we issued 4,057,820 shares to Mr. Robert Fedun in settlement of debts of $202,891, and 100,000 units at $0.05 per unit to a director of the Company. Each unit consists of one share of common stock and one share purchase warrant entitling the director to purchase one additional common share at $0.15 per share until April 19, 2006.

6.3 BOARD PRACTICES

Robert Fedun and Glen MacDonald have been Directors since 1994. Kenneth Ralfs was appointed as our director on February 23, 2004 at our most recent annual general meeting. Peter Hill was appointed as our director by our Board of Directors on September 26, 2005. The Directors hold office until the next annual general meeting of the shareholders at which time they may stand for re-election. We are required to hold an annual general meeting once in every calendar year and not longer than thirteen months from the last annual general meeting.

Although we do not have a written management agreement with Mr. Fedun, the board of directors has agreed to compensate him at a rate of US$6000 per month.

No other directors have service contracts with us, and no directors are entitled to any termination benefits.

Our audit committee is comprised of Glen MacDonald and Kenneth Ralfs. We have not appointed a remuneration committee.

6.4 EMPLOYEES

We have one employee, a secretary located at our office in Las Vegas, other than our directors and officers. When required, we have retained geological and other consultants to conduct work programs on our properties.

There are no management contracts currently in place.



6.5 SHARE OWNERSHIP OF DIRECTORS AND OFFICERS

Our directors and officers own beneficially the following shares as of the date of this registration statement:
                                           Percentage of Outstanding
                  Number of Shares Owned          Common Shares
Robert Fedun          4,604,777                    6.80%
Glen MacDonald          200,000                    0.03%
Peter Hill            2,640,000                    3.92%
Ken Ralfs                  Nil			     Nil



The above percentages are based on the number of common shares issued and outstanding in our capital stock as of the date of this registration statement which is 70,313,149 as at March 31, 2006.


There are currently 1,400,000 warrants outstanding to Directors.



7   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.1 BENEFICIAL OWNERSHIP

As used in this section, the term "beneficial ownership" with respect to a security is defined by Regulation 228.403 under the Securities exchange Act of 1934, as amended, as consisting of: (1) any person who, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise has or shares voting power (which includes the power to vote, or to direct the voting of such security) or investment power (which includes the power to dispose, or to direct the disposition of, such security); and (2) any person who, directly or indirectly, creates or uses a trust, proxy, power of attorney, pooling arrangement or any other contract, arrangement or device with the purpose or effect of divesting such person of beneficial ownership of a security or preventing the vesting of such beneficial ownership.

As of the date of this registration statement, 67,363,149 common shares were issued and outstanding. The Company is authorized to issue an unlimited number of common shares.

As of the date of this registration statement, the following persons known to the Company were the beneficial owner of more than five percent of the outstanding common shares of the Company.

      NAME              NUMBER OF SHARES         PERCENTAGE OF TOTAL

      Robert Fedun            4,604,777                  6.8%

Of our 107 registered shareholders, 87 are Canadian residents, representing 53,515,931 common shares or 79.4% of our issued and outstanding common shares.

Each of our issued shares entitles the holder to one vote in general meeting. There are no disproportionate or weighted voting privileges.

We are not controlled directly or indirectly by any other corporation or any other foreign government or by any other natural or legal person, severally or jointly.

There are no arrangements the operation of which at a subsequent date may result in a change in our control.

7.2 RELATED PARTY TRANSACTIONS

There are no transactions, which have materially affected or will materially affect the Company in which any director, executive officer or beneficial holder of more than 10% of the outstanding common stock, or any of their respective relatives, spouses, associates or affiliates, has had or will have any direct or material indirect interest except as follows:

      * During the 2005 fiscal year, an $83,479 management fee expense, and $18,122 of this expense, to a Director and his spouse was incurred.

      * During the 2005 fiscal year we issued 1,200,000 units at $0.05 per unit pursuant to a private placement to directors. Each unit consists of one share of common stock and one share purchase warrant entitles the director to purchase one additional common share at $0.15 per share until August 19, 2007

      Subsequent to 2005 fiscal year end:

      * We paid or accrued $21,226 for the three month period ended March 31, 2006, to Mr. Robert Fedun, our President and director.

Our bylaws provide that our directors or officers must disclose in writing to us the nature and extent of any interest he has in a material contract, or proposed material contract, with us. Such disclosure must be made immediately after the director or officer becomes aware of the contract or proposed contract. A director who is required to disclose an interest in a material contract or proposed material contract may not vote on any resolution to approve the contract except in very limited circumstances.

7.3 INTERESTS OF EXPERTS AND COUNSEL


Our experts and counsel have no interest in our shareholdings.


8   FINANCIAL INFORMATION

8.1 LEGAL PROCEEDINGS

To the best of our knowledge there are no legal or arbitration proceedings threatened, pending or in progress against us except a third party notice issued by Young West Resources Ltd. during the year December 31, 2002 to Dynamic Ventures Ltd. (now Dynamic Resources Corp.) The initial claim was by the plaintiff against Young West Resources, who was the operator on a well being drilled on Indian land.

8.2 SIGNIFICANT CHANGES


There have been no significant changes since the date of the audited and interim financial statements included herein other than subsequent to March 31, 2006 we:

      a.) granted 300,000 stock options to a consultant exercisable at $0.16 per share until April 17, 2011; and

      b.) issued 2,950,000 shares for $442,500 of which $226,500 was received during the period ended March 31, 2006, pursuant to the exercise of warrants.


9  THE OFFER AND LISTING

9.1 OFFER AND LISTING DETAILS

We were incorporated under the Alberta Business Corporations Act on May 21, 1993 and began trading with the Symbol "DVL" on the Alberta Stock Exchange. Our stock was halted in August of 1998 and ceased trading on the Alberta Stock Exchange in August 1999. Our common shares were listed on the pink sheets under the symbol "DYRFF" on May 13, 2003 and commenced trading on this exchange on May 17, 2004 after the previous cease trade order issued by the Alberta Stock Exchange was removed (it was removed on April 6, 2004).

The following table sets forth the high and low closing prices in US funds of our common shares traded on this exchange:

      Period                               High              Low
May 17, 2004 to December 31, 2004          $1.01             $0.01
January 1, 2005 to December 31, 2005       $0.87             $0.01


May 13, 2004 to June 30, 2004              $1.01             $0.05
July 1, 2004 to September 30, 2004         $0.10             $0.01
October 1, 2004 to December 31, 2004       $0.20             $0.02
January 1, 2005 to March 31, 2005          $0.05             $0.01
April 1, 2005 to June 30, 2005             $0.02             $0.015
July 1, 2005 to September 30, 2005         $0.1755           $0.02
October 1, 2005 to December 31, 2005       $0.87             $0.055


August 2005                                $0.11             $0.06
September 2005                             $0.1755           $0.05
October 2005                               $0.20             $0.055
November 2005                              $0.155            $0.10
December 2005                              $0.87             $0.06
January 2006                               $0.20             $0.13

February                                   $0.18             $0.10
March                                      $0.15             $0.10
April                                      $0.17             $0.11
May                                        $0.16             $0.105
June                                       $0.15             $0.099
July                                       $0.11             $0.07
August                                     $0.125            $0.096
September                                  $0.15             $0.085
October                                    $0.13             $0.065

We were listed for trading on the Canadian Trading and Quotations System ("CNQ") on September 22, 2004. The following table sets forth the high and low closing prices in Canadian funds of our common shares traded on this exchange:

Period                                     High              Low

September 22, 2004 to December 31, 2004    $0.075            $0.03
January 1, 2005 to December 31, 2005       $$0.21            $0.04

October 1, 2004 to December 31, 2004       $0.075            $0.03
January 1, 2005 to December 31, 2005       $0.21             $0.04


October 1, 2004 to December 31, 2004       $0.075            $0.03
January 1, 2005 to March 31, 2005          $0.08             $0.045
April 1, 2005 to June 30, 2005             $0.065            $0.04
July 1, 2005 to September 30, 2005         $0.185            $0.04
October 1, 2005 to December 31, 2005       $0.21             $0.11


August 2005                                $0.135            $0.10
September 2005                             $0.185            $0.11
October 2005                               $0.20             $0.11
November 2005                              $0.185            $0.11
December 2005                              $0.21             $0.155
January 2006                               $0.195            $0.17
February 2006                              $0.19             $0.135
March 2006                                 $0.18             $0.135
April 2006                                 $0.18             $0.14
May 2006                                   $0.17             $0.11
June 2006                                  $0.15             $0.10
July 2006                                  $0.14             $0.15
August 2006                                $0.14             $0.10
September 2006                             $0.125            $0.08
October 2006                               $0.115            $0.09

Subsequent to the last fiscal year end, our common shares were consolidated such that every ten pre-consolidation common shares were exchanged for one post-consolidation common share. Concurrently, our name was changed from "Dynamic Ventures Ltd." to "Dynamic Resources Corp." Articles of amendment effecting these changes were filed March 5, 2004.

We intend to apply to have our common shares quoted on the National Association of Securities Dealers over-the-counter electronic bulletin board. However, there is no certainty that such listing or any other stock exchange listing will occur.


10 ADDITIONAL INFORMATION

10.1   SHARE CAPITAL

Our authorized share capital consists of an unlimited number of common shares without par value. Our issued share capital as of the date of this registration statement is 70,313,149 fully paid common shares without par value. We do not hold any of our own shares.

Since December 31, 2002, the following share activity has occurred:

   1. on January 7, 2004 we issued 2,000,000 (200,000 post-consolidation) shares with a fair value of $100,000 to Guy Delorme as part of purchase of the Franklin Creek Property.
   2. At our annual and special meeting of shareholders held on February 23, 2004, shareholders approved a special resolution to consolidate our issued share capital, of which 40,546,565 common shares were issued and outstanding, into 4,054,657 common shares, every ten of such shares before consolidation being consolidated into one common share without par value. This share consolidation was effective on March 5, 2004. Concurrently, our name changed to "Dynamic Resources Corp."
   3. on April 19, 2004, we issued:
         a. 500,000  shares  with a fair value of $25,000 to Consolidated Global
            Minerals Inc. as part of our purchase of the Good Hope Property;
         b. 8,145,986 units at  $0.05  per unit pursuant to a private placement.
            Each unit consists of one common share and one share purchase warrant entitling the holder to acquire an additional common share for $0.15 per share for a period of two years from closing. 100,000 additional shares were issued as a finder's fee.
   4. on May 3, 2004 we issued 6,349,994 shares to various parties in settlement of outstanding debts in the amount of $317,500.
   5. on June 14, 2004 we issued 6,671,845 shares to various parties in settlement of outstanding debts in the amount of $518,882.
   6. on August 6, 2004 we issued 1,000,000 shares with a fair value of $50,000 to WGT Consultants (NWT) Ltd. as part of our purchase of the TB1-12 Prospect.
   7. on August 9, 2004 we issued:
         a. 600,000 shares to Cheryl More in settlement of a debt in the  amount of $30,000;
         b. 1,400,000  shares  to  Cyrus  Driver  in settlement of a debt in the amount of $70,000.
         c. 60,000  units at $0.05 per unit pursuant  to  a  private  placement.
            Each unit consists of one common share and one share purchase warrant entitling the holder to acquire an additional common share for $0.15 per share for a period of two years from closing.
   8. on November 12, 2004 we issued:
         a. 500,000  shares  with a fair value of $25,000 to Consolidated Global
            Minerals Inc. as part of our purchase of the Good Hope Property;
         b. 750,000 shares with a fair value of $37,500 to WGT Consultants (NWT)
            Ltd. as part of our purchase of the MAG 1-2 claims.
   9. on December 9, 2004 we issued 3,450,000 units at $0.05 per unit pursuant to a private placement. Each unit consists of one common share and one share purchase warrant entitling the holder to acquire an additional common share for $0.15 per share for a period of two years from closing.
   10.on June 17, 2005 we issued:
         a. 2,400,000 units at $0.05 per unit  pursuant  to a private placement.
            Each unit consists of one common share and one share purchase warrant entitling the holder to acquire an additional common share for $0.15 per share for a period of two years from closing;

         b. we issued 400,000 shares to Davidson and Company, Chartered Accountants in settlement of a debt in the amount of $20,000.
   11.on August 17, 2005 we issued:
         a. 11,200,000 units at $0.05 per unit pursuant to a private placement. Each unit consists of one common share and one share purchase warrant entitling the holder to acquire an additional common share for $0.15 per share for a period of two years from closing.
         b. 1,000,000 shares with a fair value of $50,000 to Bill Timmins as part of our purchase of the Alan Claims;
         c. 100,000 shares with a fair value  of  $10,000   to Sean Griffin as a
            finders fee in respect of our purchase of the Cook Ranch Prospect;
         d. 100,000 shares with a fair value of $10,000  to Keith  McKenzie as a finders fee in respect of our purchase of the Cook Ranch Prospect;
         e. 100,000 shares with a fair value of $10,000 to 531287 B.C. Ltd. as a finders fee in respect of our purchase of the Cook Ranch Prospect;
         f. 100,000 shares with a fair value of $10,000 to Richard Brunette as a finder's fee in respect of our purchase of the Cook Ranch Prospect.
   12.on October 14, 2005 we issued:
         a. 900,000 shares with a fair value of $135,000 to Margaret Kulerski as part of our purchase of the Motley and Floyd Prospect;
         b. 1,100,000 units at $0.10 per unit pursuant to a private placement. Each unit consists of one common share and one share purchase warrant entitling the holder to acquire an additional common share for $0.15 per share for a period of two years from closing.
         c. 50,000 common shares upon the exercise of 50,000 share purchase warrants at $0.15 each.
   13.on November 18, 2005 we issued 900,000 shares with a fair value of $135,000 to Impala Resource Services Ltd. as part of our purchase of the Sunset Lake Claim.
   14.on December 1, 2005 we issued:
         a. 5,416,700 units at $0.15 per unit pursuant to a private placement. Each unit consists of one common share and one share purchase warrant entitling the holder to acquire an additional common share for $0.15 per share for a period of two years from closing.
         b. 1,550,000 shares with a fair value of $155,000 to Margaret Kulerski as part of our purchase of the Motley and Floyd Prospect;
         c. 450,000 shares with a fair value of $45,000 to James Robson Jr. as part of our purchase of the Floyd Prospect.
         d. 500,000 shares with a fair value of $50,000 to Ashley Robson as part of our purchase of the Floyd Prospect.
         e. 500,000 shares with a fair value of $50,000 to Amber Robson as part of our purchase of the Floyd Prospect.
   15.on December 8, 2005 we issued 340,000 common shares upon the  exercise  of
      340,000 share purchase warrants at $0.15 each.
   16.on December 13, 2005 we issued 200,000 common shares upon the exercise of 200,000 share purchase warrants at $0.15 each.

   17.on December  15, 2005 we issued 110,000 common shares upon the exercise of
      110,000 share purchase warrants at $0.15 each.
   18.on February 13,  15  and  March 8, 2006 we issued 820,000 common shares at
      $0.15 per share pursuant to the exercise of share purchase warrants.
   19.on March 7, 2006 we issued  2,500,000  common  shares with a fair value of
      $350,000 as consideration for the acquisition of a resource property. 20.on March 20, 2006 we issued 3,043,967 units at $0.15 per unit for total proceeds of $456,595, or which $52,750 was received subsequent to March 31, 2006. Each unit consists of one common share and one common share purchase warrant exercisable at $0.20 for a period of two years. An agent was granted 269,230 options to acquire units. Each agent option entitles the agent to acquire one unit at $0.15 for a period of two years.
   21.on April 3, 2006 we issued 2,950,000 common shares at $0.15 per share pursuant to the exercise of share purchase warrants.


We have the following potential obligations to increase our issued capital:


         - Our directors, officers, employees, and consultants hold incentive stock options entitling them to acquire additional common shares in our capital stock as follows:

            Number of Shares
            Purchasable Upon Exercise      Exercise Price    Expiry Date

            2,400,000                      $0.10             September 30, 2009
            500,000                        $0.10             February 4, 2010
            300,000                        $0.10             July 21, 2010
            1,000,000                      $0.10             July 28, 2010
            200,000                        $0.13             September12, 2010
            100,000                        $0.17             November 29, 2010
            300,000                        $0.16             April 17, 2011

      * various persons hold share purchase warrants to acquire additional common shares in our capital stock as follows:


            Number of Shares
            Purchasable Upon Exercise      Exercise Price    Expiry Date

            60,000                         $0.15             August 9, 2006
            3,450,000                      $0.15             December 9, 2006
            2,800,000                      $0.15             June 17, 2007
            11,200,000                     $0.15             August 19, 2007
            1,386,668                      $0.15             November 23, 2007
            2,066,700                      $0.20             November 23, 2007
            335,000                        US$0.12           November 23, 2007

            3,350,000                      US$0.16           November 23, 2007
            3,043,967                      $0.20             March 20, 2008
            269,230                        $0.15             March 20, 2008


            Of these warrants, 100,000 are held by Glen Macdonald, 300,000 are held by Peter Hill and 1,000,000 are held by Robert Fedun, all of whom are directors.


All shares issued and to be issued in the future must be and have been approved by authorizing resolution consisting of a simple majority of our board of directors.

10.2   BYLAWS AND ARTICLES OF ASSOCIATION

We were incorporated under the Business Corporations Act of Alberta by registration of our articles of incorporation and bylaws. Pursuant to the provisions of the Business Corporations Act, a company may conduct any business that it is not restricted by the terms of its articles or bylaws from conducting. Our articles and bylaws contain no such restrictions.

Our directors are required to disclose to the board of directors the nature and extent of their interest in any proposed transaction or contract and must thereafter refrain from voting in respect thereof. An interested director may be counted in the quorum when a determination as to such director's remuneration is being considered but may not vote in respect thereof. The directors have an unlimited power to borrow money, issue debt obligations and mortgage or charge our assets provided such actions are conducted bona fide and in the best interests of the Company. There are no mandatory retirement ages for directors or any required shareholdings.

All holders of common shares are entitled to receive dividends out of assets legally available therefore at such times and in such amounts as the board of directors may from time to time determine. All holders of common shares will share equally on a per share basis in any dividend declared by the board of directors. The dividend entitlement time limit will be fixed by the board of directors at the time any such dividend is declared. Each outstanding common share is entitled to one vote on all matters submitted to a vote of our shareholders in general meeting. There are no cumulative voting rights attached to any of our shares and, accordingly, the holders of more than half of the shares represented at a general meeting can elect all of the directors to be elected in a general meeting. All directors stand for re-election annually. Upon any liquidation, dissolution or winding up, all common shareholders are entitled to share ratably in all net assets available for distribution after payment to creditors. The common shares are not convertible or redeemable and have no preemptive, subscription or conversion rights. In the event of a merger or consolidation, all common shareholders will be entitled to receive the same per share consideration.

The rights of shareholders may only be altered by the shareholders passing a special resolution at a general meeting. A special resolution may only be passed when it has been circulated to all shareholders by way of information circular and then must be passed by seventy-five percent of the votes cast at the general meeting.



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The board of  directors  may call annual and extraordinary general meetings when required. One or more shareholders holding in aggregate five percent or more of our issued shares may requisition an extraordinary meeting and the directors are required to hold such meeting within four months of such requisition. Only registered shareholders or persons duly appointed by proxy may be admitted to meetings unless otherwise permitted by the chairman of the meeting.

There are no national limitations or restrictions on the right to own our common shares.

There are no provisions in our bylaws or articles of association that would have the effect of delaying, deferring or preventing a change in control.

There are no provisions in our bylaws or articles of association that establish any threshold for disclosure of ownership. However, the Alberta Securities Commission requires that persons that are the registered owners of, and/or have voting control over 10% or more of our common shares must file insider reports disclosing securities holdings.

10.3   MATERIAL CONTRACTS

We are a party to the following material contracts, all of which are included as exhibits to this registration statement:

1.          Acquisition of the Franklin Property
2.          Acquisition of the Good Hope Projects
3.          Acquisition of the TB1 - 12 Claims
4.          Acquisition of the MAG 1-2 Prospect
5.          Acquisition of the Partnership
6.          Acquisition of the Cook Ranch Prospect One
7.          Acquisition of the Alan Claims
8.          Acquisition of the Motley and Floyd Prospect
9.          Acquisition of the Palo Duro Prospect One
10.         Acquisition of the Sunset Lake Claim
11.         Acquisition of the Cook Ranch Prospect Two
12.         Acquisition of Palo Duro Prospect Two
13.         Acquisition of Sentell Field Prospect
14.         Amendment to Agreement for the Acquisition of the Good Hope Project
15.         Sale of the Good Hope Project


10.4   EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS




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There is no law or governmental  decree  or  regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of common shares, other than withholding tax requirements. See "Item 10.5. Taxation"

There is no limitation imposed by Canadian law or by our constituent documents on the right of a non-resident to hold or vote common shares, other than are provided in the Investment Canada Act (Canada). The following summarizes the principal features of the Investment Canada Act (Canada).

The Investment Canada Act (Canada) requires certain "non-Canadian" individuals, governments, corporation or other entities who wish to acquire a "Canadian business" (as defined in the Investment Canada Act), or establish a "new Canadian business" (as defined in the Investment Canada Act) to file either a notification or an application for review with a governmental agency known as "Investment Canada". The Investment Canada Act requires that certain acquisition of control of Canadian business by a "non-Canadian" must be reviewed and approved by the Minister responsible for the Investment Canada Act on the basis that the Minister is satisfied that the acquisition is "likely to be of net benefit to Canada", having regard to criteria set forth in the Investment Canada Act. Only acquisitions of control are reviewable under the Investment Canada Act; however, the Investment Canada Act provides detailed rules for the determination of whether control has been acquired and, pursuant to those rules, the acquisition of one-third or more of the voting shares of a corporation may, in some circumstances, be considered to constitute an acquisition of control. Certain reviewable acquisitions of control may not be implemented before being approved by the Minister; if the Minister does not ultimately approve a reviewable acquisition, which has been completed, the acquired Canadian business must be divested. Failure to comply with the review provisions of the Investment Canada Act could result in, amongst other things, an injunction or a court order directing disposition of assets of shares.

10.5   CANADIAN FEDERAL INCOME TAX CONSEQUENCES TO UNITED STATES INVESTORS

A brief description of certain provisions of the tax treaty between Canada and the United States is included below, together with a brief outline of certain taxes, including withholding provisions to which United States security holders are subject under existing laws and regulations of Canada and United States; the consequences, if any, of state and local taxes are not considered. The following information is general and security holders are urged to seek the advice of their own tax advisors, tax counsel or accountants with respect to the applicability or effect on their own individual circumstances of not only the matters referred to herein, but also any state or local taxes.

Canadian federal tax legislation generally requires a 25% withholding from dividends paid or deemed to be paid to the Company's nonresident shareholders. However, shareholders resident in the United States will generally have this rate reduced to 15% through the tax treaty between Canada and the United States. The amount of stock dividends paid to non-residents of Canada will be subject to withholding tax at the same rate as cash dividends. The amount of stock dividend (for tax purposes) would generally be equal to the amount by which our stated capital has increased by reason of the payment of such dividend. We will furnish additional tax information to shareholders



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in the event of such a dividend.  Interest paid or deemed to be paid on our debt securities held by non-Canadian residents may also be subject to Canadian withholding tax, depending upon the terms and provisions of such securities and any applicable tax treaty. Under present legislation in the United States, we are generally not subject to United States back up withholding rules, which would require withholding at a rate of 20% on dividends and interest paid to certain United States persons who have not provided us with a taxpayer identification number.

Gains derived from a disposition of shares of the company by a non-resident shareholder will be subject to tax in Canada only if not less than 25% of any class of our shares was owned by the nonresident shareholder and/or persons with whom the nonresident did not deal at arm's length at any time during the five-year period immediately preceding the disposition. In such cases gains derived by a U.S. shareholder from a disposition of our shares would likely be exempt from tax in Canada by virtue of the Canada-U.S. tax treaty.

ALL PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF PURCHASING THE COMMON SHARES.

10.6   DOCUMENTS ON DISPLAY

      You may review a copy of our filings with the SEC, including exhibits and schedules filed with it, at the SEC's public reference facilities in Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The SEC maintains a Web site (HTTP://WWW.SEC.GOV) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. Although we may make our filings with the SEC electronically as a foreign private issuer, we are not obligated to do so.


11 QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not applicable.


12 DESCRIPTIONS OF SECURITIES OTHER THAN EQUITY SECURITIES

12.1  Warrants

Various persons hold share purchase warrants to acquire additional common shares in our capital stock as follows:


            Number of Shares
            Purchasable Upon Exercise      Exercise Price    Expiry Date

            60,000                         $0.15             August 9, 2006



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            3,450,000                      $0.15             December 9, 2006
            2,800,000                      $0.15             June 17, 2007
            11,200,000                     $0.15             August 19, 2007
            1,386,668                      $0.15             November 23, 2007
            2,066,700                      $0.20             November 23, 2007
            335,000                        US$0.12           November 23, 2007
            3,350,000                      US$0.16           November 23, 2007
            3,043,967                      $0.20             March 20, 2008
            269,230                        $0.15             March 20, 2008

If and whenever we subdivide our common shares into a greater number or consolidate our common shares into a lesser number, the exercise price shall be decreased or increased proportionately as the case may be. Upon any such subdivision or consolidation the number of common shares deliverable upon the exercise of the warrants shall be increased or decreased proportionately as the case may be.

12.2  Stock Options

Our directors, officers and employees hold incentive stock options entitling them to acquire additional common shares in our capital stock as follows:

            Number of Shares
            Purchasable Upon Exercise      Exercise Price    Expiry Date

            2,400,000                      $0.10             September 30, 2009
            500,000                        $0.10             February 4, 2010
            300,000                        $0.10             July 21, 2010
            1,000,000                      $0.10             July 28, 2010
            200,000                        $0.13             September12, 2010
            100,000                        $0.17             November 29, 2010
            300,000                        $0.16             April 17, 2011

If and whenever we subdivide our common shares into a greater number or consolidate our common shares into a lesser number, the exercise price shall be decreased or increased proportionately as the case may be. Upon any such subdivision or consolidation the number of common shares deliverable upon the exercise of the share purchase options shall be increased or decreased proportionately as the case may be.




                                    PART II


13 DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable




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14 MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable

15    CONTROLS AND PROCEDURES

EVALUATION OF DISCLOSURE CONTROLS

We evaluated the effectiveness of our disclosure controls and procedures as of the end of the 2003 fiscal year. This evaluation was conducted with the participation of our chief executive officer and our principal accounting officer.

Disclosure controls are controls and other procedures that are designed to ensure that information that we are required to disclosed in the reports we file pursuant to the Securities Exchange Act of 1934 is recorded, processed, summarized and reported.

LIMITATIONS ON THE EFFECTIVE OF CONTROLS

Our management does not expect that our disclosure controls or our internal controls over financial reporting will prevent all error and fraud. A control system, no matter how well conceived and operated, can provide only reasonable, but no absolute, assurance that the objectives of a control system are met. Further, any control system reflects limitations on resources, and the benefits of a control system must be considered relative to its costs. These limitations also include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by management override of a control. A design of a control system is also based upon certain assumptions about potential future conditions; over time, controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and may not be detected.

CONCLUSIONS

Based upon their evaluation of our controls, the chief executive officer and principal accounting officer have concluded that, subject to the limitations noted above, the disclosure controls are effective providing reasonable assurance that material information relating to us is made known to management on a timely basis during the period when our reports are being prepared. There were no changes in our internal controls that occurred during the quarter covered by this report that have materially affected, or are reasonably likely to materially affect our internal controls.

16    AUDIT COMMITTEE FINANCIAL EXPERT


We do not have an audit committee financial expert serving on our audit committee.






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                                    PART III



17    FINANCIAL STATEMENTS

Our audited financial statements include:

*     our balance sheet as at December 31, 2005 and December 31, 2004;

* the following statements for the fiscal years ended December 31, 2005 and 2004:

            *     statements of operations and deficit

            *     statements of cash flow; and

            *     statement of changes in shareholders' equity

All  of  these  were  prepared   by   our  auditor,  Amisano  Hanson,  Chartered
Accountants.

The  financial   statements   are   prepared   in   accordance   with  generally
accepted accounting principles in Canada and are reconciled to United States generally accepted accounting principles in Note 12. All figures are expressed in Canadian dollars.

Our unaudited financial statements include:

*     our balance sheet at June 30, 2006;

*     our statement of operations and deficit at June 30, 2006; and

*     our statement of cash flows at June 30, 2006.

All of these were prepared in accordance with interim reporting requirements under United States generally accepted accounting principles.

ITEM 18.    FINANCIAL STATEMENTS

      See "Item 17 Financial Statement"


ITEM 19.    EXHIBITS



   Exhibit 1:  Financial Statements

   Exhibit 2:  Certificate of Incorporation




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   Exhibit 3:  Certificate of Amendment - July 19, 1993

   Exhibit 4:  Certificate of Amendment - March 5, 2004

   Exhibit 5:  Restated Articles

   Exhibit 6:  Bylaws No. 1

   Exhibit 7: Option Agreement dated October 28, 2001 between Dynamic Resources Corp. and Guy Delrome.

   Exhibit 8: Option to Purchase Agreement dated February 26, 2004 between Dynamic Resources Corp. and Consolidated Global Minerals Ltd.

   Exhibit 9: Letter Agreement dated June 9, 2004 between Dynamic Resources Corp. and WGT Consultants (NWT) Ltd.

   Exhibit 10: Letter Agreement dated August  17, 2004 between Dynamic Resources
               Corp. and WGT Consultants (NWT) Ltd.

   Exhibit 11: Amended and Restated Partnership  Agreement  dated  November  28,
               2003 between Dynamic Resources Corp., Moon Capital Inc. and Newfield Minerals Inc.

   Exhibit 12: Participation  Agreement  dated  May  12,  2005  between  Dynamic
               Resources Corp. and Bayshore Exploration L.L.C.

   Exhibit 13: Participation  Agreement dated December 16, 2005 between  Dynamic
               Resources Corp. and Bayshore Exploration L.L.C.

   Exhibit 14: Mineral Purchase  Agreement  dated  July  5, 2005 between Dynamic
               Resources Corp. and Bill Timmins

   Exhibit 15: Purchase  Agreement  dated  September  21, 2005  between  Dynamic
               Resources Corp and Dawn Petroleum L.L.C.

   Exhibit 16: Option Agreement dated October 28, 2005 between Dynamic Resources
               Corp. and Impala Resource Services Ltd.

   Exhibit 17: Interim  Purchase  Agreement  dated  November  17,  2005  between
               Dynamic Resources Corp. and Baron Resources L.L.C.

   Exhibit 18: Purchase  Agreement  dated  February, 12,  2006  between  Dynamic
               Resources Corp. and Tyner Texas Operation Company and Sierra Pine Resources International



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   Exhibit 19: Purchase  Agreement  dated  February  20,  2006  between  Dynamic
               Resources Corp. and Meagher Oil & Gas Properties, Inc.

   Exhibit 20: Amendment  Agreement To Option  To  Purchase  Joint  Venture  and
               Royalty Agreement between Dynamic Ventures Ltd. and Consolidated Global Minerals Ltd. dated May 8, 2006

   Exhibit 21: Assignment  of Option  To  Purchase  Joint  Venture  and  Royalty
               Agreement between Dynamic Ventures Ltd., Reno Gold Corp, and Consolidated Global Minerals Ltd, dated June 6, 2006

   Exhibit 22: Certification Robert D. Fedun

   Exhibit 23: Certification Glen C. MacDonald

   Exhibit 24: Consent of Amisano Hanson, Chartered Accountants




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                                   SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly cause and authorized the undersigned to sign this statement on its behalf.





                                      DYNAMIC RESOURCES CORP.

Dated:  November  27, 2006
                                      By: /s/ "Robert D. Fedun"
					  --------------------
                                          Robert D. Fedun, President